FILED BY COREBRIDGE FINANCIAL, INC.
COMMISSION FILE NO.: 001-41504
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

 Cautionary Statement Regarding Forward-Looking Information  This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the potential repurchases of shares of common stock, the expected timing and completion of the proposed transaction between Corebridge Financial, Inc. (the “Company”) and Equitable Holdings, Inc. (“Equitable”) (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for the Company, Equitable or their new parent company after completion of the Proposed Transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to repurchase shares (if the Company decides to do so) within the expected timing or at all; the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cashflow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on the Company or Equitable’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against the Company, Equitable, their new parent company or their respective directors; restrictions on the conduct of the Company and Equitable’s respective businesses prior to the closing of the Proposed Transaction and on each of their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in the Company or Equitable’s Insurer Financial Strength ratings or credit ratings or of the new parent company of the Company and Equitable following completion of the Proposed Transaction; other factors that may affect future results of the Company and Equitable; and management’s response to any of the aforementioned factors.  The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 and other documents filed or furnished by the Company and Equitable from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025 and Quarterly Reports on Form 10-Q. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Equitable presently know or that the Company and Equitable currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company and Equitable’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company and Equitable anticipate that subsequent events and developments will cause the Company and Equitable’s assessments to change. While the Company and Equitable may elect to update these forward-looking statements at some point in the future, the Company and Equitable specifically disclaim any obligation to do so, unless required by applicable law. Neither the Company nor Equitable gives any assurance that the Company, Equitable or their new parent company will achieve the results or other matters set forth in the forward-looking statements.  No Offer or Solicitation  This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.  Important Information and Where to Find It  This communication relates to the Proposed Transaction, which is the subject of a Registration Statement on Form S-4 filed by the new parent company with the SEC. The Registration Statement includes a joint proxy statement of the Company and Equitable that also constitutes a prospectus of the new parent company. The Registration Statement was declared effective by the SEC on June 23, 2026, and the new parent company filed a prospectus with the SEC on June 23, 2026. The Company and Equitable commenced mailing to their respective stockholders on or about June 23, 2026. The Company, Equitable and the new parent company may also file with or furnish to the SEC other relevant documents regarding the Proposed Transaction. This communication is not a substitute for the Registration Statement that the new parent company has filed with the SEC or any other documents that have been or may be sent to the Company’s stockholders or Equitable’s stockholders in connection with the Proposed Transaction.

 INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, EQUITABLE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company, Equitable or the new parent company through the website maintained by the SEC at http://www.sec.gov. Investors and security holders may obtain free copies of documents filed with the SEC by the Company at its website, https://www.corebridgefinancial.com, or by Equitable at its website, https://equitableholdings.com (information included on or accessible through either of the Company or Equitable’s website is not incorporated by reference into this communication).